CUSIP No. 88165U 109	13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TetraLogic Pharmaceuticals Corporation

(Name of Issuer)

Common Stock. $0.0001 par value

(Title of Class of Securities)

88165U 109

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210, Cambridge, MA 02142

(617) 949-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88165U 109		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Clarus Lifesciences II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 88165U 109		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Clarus Ventures II GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 88165U 109		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Clarus Ventures II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 88165U 109		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Robert Liptak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Nicholas Simon

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Nicholas Galakatos

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Dennis Henner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Kurt Wheeler

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Michael Steinmetz

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization German citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 4,644,705 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 4,644,705 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,705 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D

Schedule 13D

Item 1.   Security and Issuer.

This statement on Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on December 27, 2013 (the “Schedule 13D”) by the Reporting Persons’ (as defined in Item 2 below), relating to their beneficial ownership interests in the common stock, $0.0001 par value (the “Common Stock”) of TetraLogic Pharmaceuticals Corporation (the “Issuer”) having its principal executive offices at 343 Phoenixville Pike, Malvern, PA 19355.

Items 5 and 6 are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 22,316,460 shares of Common Stock reported to be outstanding on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on November 5, 2014.

Item 6.   Contracts. Arrangements. Undertakings or Relationships with Respect to Securities of the Issuer.

The lock-up agreement with the underwriters of the Issuer’s initial public offering, described in the Schedule 13D, has expired by its terms.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -  Agreement regarding filing of joint Schedule 13D.

Exhibit 2 -  Power of Attorney regarding filings under the Act (incorporated by reference to Exhibit 99.2 of Schedule 13D, filed by the Reporting Persons on December 27, 2013).

CUSIP No. 88165U 109	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

CLARUS LIFESCIENCES II, L.P.

By: Clarus Ventures II GP, L.P., its general partner

By: Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II GP, L.P.

By: Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

CUSIP No. 88165U 109	13D

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Amendment No. 1 to Schedule 13D was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 88165U 109	13D

EXHIBIT 1

JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of February 13, 2015, is by and among the signatories below.

Each of the signatories below may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of Common Stock, par value $0.0001 per share, of TetraLogic Pharmaceuticals Corporation. beneficially owned by it from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the signatories below hereby agree to be responsible for the timely filing of the Schedule 13D and any amendments thereto on behalf of the signatories below, and for the completeness and accuracy of the information concerning itself contained therein.  Each of the signatories below hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the signatories below upon one week’s prior written notice or such lesser period of notice as the signatories below may mutually agree.

Executed and delivered as of the date first above written.

Date: February 13, 2015

CLARUS LIFESCIENCES II, L.P.

By: Clarus Ventures II GP, L.P., its general partner

By: Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II GP, L.P.

By: Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II, LLC

By:	/s/ Robert Liptak
Manager

CUSIP No. 88165U 109	13D

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Agreement was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney.